NYSE
AN ICE EXCHANGE

March 22, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Shares of beneficial interest, par value $0.001 per share, of: Eaton Vance Total Return Bond ETF, a series of Morgan Stanley ETF Trust, under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com